SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

09 January 2009

LLOYDS TSB GROUP plc
(Translation of registrant’s name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

LLOYDS TSB GROUP plc

INDEX TO EXHIBITS

Item
1.	Statement dated 9 January, 2009

Item 1

/09	9 January 2009

LLOYDS TSB SETTLEMENT WITH US AUTHORITIES

Lloyds TSB has announced today that it has reached a settlement with both the United States Department of Justice and the New York County District Attorney’s Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices by Lloyds TSB.

Lloyds TSB disclosed in its interim results for the first half of 2008 that it was in discussions regarding a resolution of the investigation and that it had provided £180 million in respect of this matter.  That provision was hedged into US dollars at the time and fully covers the settlement amount announced today.

We are committed to running our business with the highest levels of integrity and regulatory compliance across all of our operations and have undertaken a range of significant steps to further enhance our compliance programmes.

We committed substantial resources to a thorough internal investigation, the results of which were shared with US investigators and regulators.  We are gratified that the US Department of Justice and the New York County District Attorney’s Office both recognise that we have provided prompt and substantial cooperation throughout their investigation.

Lloyds TSB is continuing discussions with the Office of Foreign Assets Control (OFAC) regarding the terms of the resolution of its investigation.  OFAC has confirmed to Lloyds TSB that the amount paid to the United States Department of Justice and the New York County District Attorney’s Office will be credited towards satisfying any penalty it imposes.  Accordingly, Lloyds TSB does not believe there will be any payment to OFAC and no further provisions are necessary.

We have fully briefed our UK and other US regulators on this settlement and the Bank does not anticipate any further enforcement actions as to these issues.

For further information:

UK enquiries

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Leigh Calder	+44 (0) 20 7356 1347
Senior Manager, Media Relations
Email: leigh.calder@lloydstsb.co.uk

US enquiries
Michael Gross / Jim Badenhausen	+1 646 805 2003
Robinson Lerer & Montgomery	+1 646 805 2006

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc
(Registrant)

By:	/s/ M D Oliver
Name:	M D Oliver
Title:	Director of Investor Relations

Date: 09 January, 2009